UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

      Cellular Communications, Inc. (COMMA)
                      (Name of Issuer)

        Series A Common Stock, par value $.01 per share
               (Title of Class of Securities)

                      CUSIP No. 150917102

                         (CUSIP Number)

                        Thomas F. Steyer
               Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                San Francisco, California  94111
                       (415) 421-2132


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          July 22, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     519,000

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     519,000

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     519,000

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.6%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     630,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     630,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     630,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.2%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     99,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     99,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     99,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.5%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     95,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     95,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     95,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.5%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     182,000

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     182,000

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     182,000

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.9%

14   Type of Reporting Person*

     00

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,344,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,344,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,344,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.8%

14   Type of Reporting Person*

     00

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,344,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,344,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,344,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.8%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                          SCHEDULE 13D

CUSIP NO. 150917102

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,526,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,526,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,526,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement relates to shares of Series A Common
Stock, par value $.01 per share (the "Shares") of Cellular Communications, Inc. (the "Company"). The
Company's principal offices are located at 110 East 59th
Street, New York, New York 10022.

Item 2.  Identity and Background

     (a)  This statement is filed by: (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it: (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum"), with respect to the Shares held by it; (v)
Farallon Capital Management, L.L.C., a Delaware limited
liability company ("FCMLLC"), with respect to the Shares
held by Farallon Capital Offshore Investors, Inc., a
British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts");  (vi) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each of the
entities named in (i) through (iv) above; (vii) each of
David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"),
Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"),
William F. Mellin ("Mellin"), Stephen L. Millham
("Millham"), Meridee A. Moore ("Moore") and Thomas F.
Steyer ("Steyer"), with respect to the Shares held by
each of the entities named in (i) through (v) above;
(viii) Fleur E. Fairman ("Fairman") with respect to the
Shares held by each of the entities named in (i) through
(iv) above.  The name, principal business, state of
incorporation, executive officers, directors and control-
ling persons of FCMLLC and FPLLC, are set
PAGE
forth on Annex 1 hereto.  The ownership of the Shares
reported hereby for FCP, FCIP, FCIP II, Tinicum and the
Managed Accounts are owned directly by such entities.
Each of Cohen, Downes, Fish, Fremder, Mellin, Millham,
Moore and Steyer may be deemed, as managing members of
FPLLC and FCMLLC, to be the beneficial owners of all such
Shares, each of FPLLC and Fairman, as a managing member
of FPLLC, may be deemed to the beneficial owners of all
such Shares other than the Shares owned by the Managed
Accounts, and FCMLLC may be deemed to be the beneficial
owner of all such Shares owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby
disclaim any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

      (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The princi-pal business of FCMLLC is that of a registered investment adviser.

      (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdic-tion and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds and Other
               Consideration.

         The net investment cost (including commissions) is $27,253,308 for the 519,000 Shares held by FCP, $33,066,185 for the 630,300 Shares held by FCIP, $5,229,063 for the 99,700 Shares held by FCIP II,
$5,010,688 for the 95,400 Shares held by Tinicum and $9,566,150 for the 182,000 Shares held by the Managed
Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed
Accounts.

      The Shares held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman
Sachs & Co. and may from time to time have debit balanc-es. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Shares purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

Item 4.   Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment, and the purchases of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it at any time. None of the Partnerships nor

PAGE

FCMI has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(b) through (j), inclusive, of Item 4 of Schedule 13D.
Such entities and persons may, at any item and from time to time, review or reconsider their position and formu-late plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

     A.     Farallon Capital Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 19,784,585 Shares reported by the Company to be outstand-ing as of July 20, 1996 in the Company's Proxy Statement dated July 17, 1996.

          (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d)  The General Partner has the power to
direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

          (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

PAGE

          (d)  The General Partner has the power to
direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

          (e)  Not applicable.

     C.   Farallon Capital Institutional
          Partners II, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d)  The General Partner has the power to
direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares.

          (e)  Not applicable.

     D.   Tinicum Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d)  The General Partner has the power to
direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares.

          (e)  Not applicable.

     E.   Farallon Capital Management, L.L.C.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

PAGE

          (c)  The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares by the Managed Accounts in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

          (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

          (e)  Not applicable.

     F.   Farallon Partners, L.L.C.

          (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     G.   David I. Cohen

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

PAGE

          (e)  Not applicable.

     H.   Joseph F. Downes

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     I.   Fleur E. Fairman

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Ms. Fairman is a managing member of FPLLC.

          (e)  Not applicable.

     J.   Jason M. Fish

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of

PAGE
shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     K.   Andrew B. Fremder

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of ac-counts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     L.   William F. Mellin

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     M.   Stephen L. Millham

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

          (c)  None.

PAGE

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     N.   Meridee A. Moore

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     O.   Thomas F. Steyer

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such
Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed
Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 7.  Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.
PAGE

                         SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 1996


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS,
                    II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, INC.
                    By Thomas F. Steyer, Chairman



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of David I. Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L. Millham,
                    and Meridee A.  Moore.

                                            ANNEX 1

     Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.:
(a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

1.   (a)  Farallon Capital Management, L.L.C.
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c) Serves as investment adviser to various managed accounts
     (d)  Delaware limited liability company
     (e)  Managing Members: Thomas F. Steyer, Senior
          Managing Member, David I. Cohen, Joseph H.
          Downes, Jason M. Fish, Andrew B. Fremder,
          William F. Mellin, Stephen L. Millham and
          Meridee A. Moore, Managing Members.

2.   (a)  Farallon Partners, L.L.C.
     (b)  One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Serves as general partner to investment
          partnerships
     (d)  Delaware limited liability company
     (e)  Managing Members:  Thomas F. Steyer, Senior
          Managing Member, David I. Cohen, Joseph H.
          Downes, Fleur E. Fairman, Jason M. Fish,
          Andrew B. Fremder, William F. Mellin, Stephen
          L. Millham and Meridee A. Moore, Managing
          Members.

3.   (a)  David I. Cohen
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  South African Citizen

4.   (a)  Joseph F. Downes
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  United States Citizen

PAGE

5.   (a)  Fleur E. Fairman
     (b)  993 Park Avenue
          New York, New York  10028
     (c)  Managing Member of Farallon Partners, L.L.C.
     (d)  United States Citizen

6.   (a)  Jason M. Fish
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  United States Citizen

7.   (a)  Andrew B. Fremder
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  United States Citizen

8.   (a)  William F. Mellin
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  United States Citizen

9.   (a)  Stephen L. Millham
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  United States Citizen

10.  (a)  Meridee A. Moore
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
          Managing Member of Farallon Capital Management,
          L.L.C.
     (d)  United States Citizen

PAGE

11.  (a)  Thomas F. Steyer
     (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
     (c)  Senior Managing Member of Farallon Partners,
          L.L.C.; Senior Managing Member of Farallon
          Capital Management, L.L.C.; Director, NAB Asset
          Corporation
     (d)  United States Citizen

PAGE

                 JOINT ACQUISITION STATEMENT
                 PURSUANT TO RULE 13D-(f)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 31, 1996

                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman

                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William
                    F. Mellin, Stephen L. Millham, and
                    Meridee A. Moore.

PAGE

                         SCHEDULE A


              FARALLON CAPITAL PARTNERS, L.P.


                    NO. OF SHARES       PRICE
TRADE DATE          PURCHASED "P"       PER SHARE
                    OR SOLD ("S")  (including commission)

05/30/96              1,900P            $53.125
05/31/96              3,800P            $53.25
06/07/96              1,700P            $53.125
06/13/96             38,000P            $53.56
06/18/96             21,600P            $53.435
06/18/96              8,500P            $53.375
07/09/96              3,100S            $52.625
07/10/96              3,100S            $52.25
07/11/96              6,300S            $51.75
07/15/96              6,300S            $51.56
07/16/96              1,800P            $50.875
07/17/96              9,000P            $51.25
07/18/96              1,800P            $52.00
07/19/96              3,600P            $52.875
07/22/96             14,100P            $52.50
07/22/96             12,400P            $52.437
07/22/96            194,200P            $52.49
07/24/96              1,800P            $51.80
07/25/96              3,700P            $51.875
07/25/96              9,200P            $52.30
07/26/96              2,600P            $52.425
07/29/96             13,200P            $52.25
07/30/96              8,200P            $52.025

                         SCHEDULE B


       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                    NO. OF SHARES       PRICE
TRADE DATE          PURCHASED ("P")     PER SHARE
                    OR SOLD ("S")  (including commission)

05/30/96              1,900P            $53.125
05/31/96              3,800P            $53.25
06/07/96              1,600P            $53.125
06/13/96             31,000P            $53.56
06/18/96             21,500P            $53.435
06/18/96              8,400P            $53.375
07/09/96              3,900S            $52.625
07/10/96              3,900S            $52.25
07/11/96              7,800S            $51.75
07/15/96              7,800S            $51.56
07/16/96              2,100P            $50.875
07/17/96             11,000P            $51.25
07/18/96              2,100P            $52.00
07/19/96              4,400P            $52.875
07/22/96             16,700P            $52.50
07/22/96             14,800P            $52.437
07/22/96            231,000P            $52.49
07/24/96              2,000P            $51.80
07/25/96              4,400P            $51.875
07/25/96             11,000P            $52.30
07/26/96              3,400P            $52.425
07/29/96             16,800P            $52.25
07/30/96             10,500P            $52.025

                         SCHEDULE C

      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                    NO. OF SHARES       PRICE
TRADE DATE          PURCHASED ("P")     PER SHARE
                    OR SOLD ("S")  (including commission)

05/30/96                200P            $53.125
05/31/96                400P            $53.25
06/07/96                300P            $53.125
06/13/96              5,000P            $53.56
06/18/96              3,800P            $53.435
06/18/96              1,500P            $53.375
07/09/96                800S            $52.625
07/10/96                800S            $52.25
07/11/96              1,700S            $51.75
07/15/96              1,700S            $51.56
07/16/96                200P            $50.875
07/17/96              1,000P            $51.25
07/18/96                200P            $52.00
07/19/96                400P            $52.875
07/22/96              1,500P            $52.50
07/22/96              1,300P            $52.437
07/22/96             21,000P            $52.49
07/25/96                400P            $51.875
07/25/96              1,000P            $52.30
07/26/96                800P            $52.425
07/29/96              4,000P            $52.25
07/30/96              2,500P            $52.025

                        SCHEDULE D

                   TINICUM PARTNERS, L.P.

                    NO. OF SHARES       PRICE
TRADE DATE          PURCHASED ("P")     PER SHARE
                    OR SOLD ("S")  (including commission)

05/30/96                400P            $53.125
05/31/96                800P            $53.25
06/07/96                400P            $53.125
06/13/96              8,000P            $53.56
06/18/96              5,100P            $53.435
06/18/96              2,000P            $53.375
07/09/96                900S            $52.625
07/10/96                800S            $52.25
07/11/96              1,400S            $51.75
07/15/96              1,500S            $51.56
07/16/96                300P            $50.875
07/17/96              1,300P            $51.25
07/18/96                300P            $52.00
07/19/96                500P            $52.875
07/22/96              1,900P            $52.50
07/22/96              1,700P            $52.437
07/22/96             26,300P            $52.49
07/25/96                500P            $51.874
07/25/96              1,300P            $52.30
07/26/96                500P            $52.424
07/29/96              2,400P            $52.25
07/30/96              1,500P            $52.025

                         SCHEDULE E

            FARALLON CAPITAL MANAGEMENT, L.L.C.

                    NO. OF SHARES       PRICE
TRADE DATE          PURCHASED ("P")     PER SHARE
                    OR SOLD ("S")  (including commission)

05/30/96                200P            $53.125
05/31/96                400P            $53.25
06/07/96                400P            $53.125
06/13/96              8,000P            $53.56
06/18/96              5,100P            $53.435
06/18/9              62,000P            $53.375
07/09/96                500S            $52.625
07/10/96                500S            $52.25
07/11/96              1,000S            $51.75
07/15/96              1,000S            $51.56
07/16/96                200P            $50.875
07/17/96              1,000P            $51.25
07/18/96                200P            $52.00
07/19/96                400P            $52.875
07/22/96              1,500P            $52.50
07/22/96              1,300P            $52.437
07/22/96             21,000P            $52.49
07/25/96                400P            $51.875
07/25/96              1,000P            $52.30
07/26/96                300P            $52.423
07/29/96              1,600P            $52.25
07/30/96              1,000P            $52.025
05/30/96                200P            $53.125
05/31/96                400P            $53.25
06/07/96                300P            $53.125
06/13/96              5,000P            $53.56
06/18/96              3,200P            $53.435
06/18/96              1,300P            $53.375
07/09/96                500S            $52.625
07/10/96                500S            $52.25
07/11/96              1,000S            $51.75
07/15/96                900S            $51.56
07/16/96                200P            $50.875
07/17/96              1,000P            $51.25
07/18/96                200P            $52.00
07/19/96                400P            $52.875
07/22/96              1,500P            $52.50
07/22/96              1,300P            $52.437
07/22/96             21,000P            $52.49
07/25/96                200P            $51.875
07/25/96                500P            $52.30
07/26/96                100P            $52.42
07/29/96                400P            $52.25
07/30/96                300P            $52.023
05/30/96                100P            $53.125
05/31/96                200P            $53.25
06/07/96                200P            $53.125
06/13/96              3,000P            $53.56
06/18/96              1,900P            $53.435
06/18/96                800P            $53.375
07/09/96                200S            $52.625
07/10/96                200S            $52.25
07/11/96                400S            $51.75
07/15/96                500S            $51.56
07/16/96                100P            $50.875
07/17/96                500P            $51.25
07/18/96                100P            $52.00
07/19/96                200P            $52.875
07/22/96                800P            $52.50
07/22/96                700P            $52.437
07/22/96             10,500P            $52.49
07/25/96                400P            $51.875
07/25/96              1,000P            $52.30
07/26/96                300P            $52.423
07/29/96              1,600P            $52.25
07/30/96              1,000P            $52.025
05/30/96                100P            $53.125
05/31/96                200P            $53.25
06/07/96                100P            $53.125
06/13/96              2,000P            $53.56
06/18/96              1,300P            $53.435
06/18/96                500P            $53.375
07/03/96              2,000S            $53.00
07/09/96                100S            $52.62
07/10/96                200S            $52.25
07/11/96                400S            $51.75
07/15/96                300S            $51.56
07/16/96                100P            $50.87
07/17/96                200P            $51.25
07/18/96                100P            $52.00
07/19/96                100P            $52.87